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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number   0-31108

     EL NINO VENTURES INC.

(Exact name of registrant as specified in its charter)

1440 – 1166 Alberni Street

Vancouver, British Columbia, Canada V6E 3Z3

     (604) 683-4886

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without Par Value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)

☒

Rule 12h-6(d)

□

(for equity securities)

(for successor registrants)

Rule 12h-6(c)

□

Rule 12h-6(i)

□

(for debt securities)

(for prior Form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

A.  El Nino Ventures Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about July, 2001.

B.  The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and during that period has filed one annual report under Section 13(a).

Item 2.

Recent United States Market Activity

The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3.

Foreign Listing and Primary Trading Market

A.

The common shares, without par value, of the Company (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSX-V”), the primary trading market for these securities, in Vancouver, British Columbia, Canada (the “Primary Jurisdiction”).

B.

The date of the initial listing of the Common Shares on the TSX-V was February 8, 1990.  The Common Shares have been listed on the TSX-V since such date.  Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.

To the best knowledge of the Company, for the period commencing on April 1, 2007 and ended on and including March 31, 2008 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 91.9%, which is larger than the trading market for the Common Shares in the United States during the same period.

Item 4.

Comparative Trading Volume Data

Not applicable.

Item 5.

Alternative Record Holder Information

As of March 31, 2008, there were 136 record holders of the Company’s Common Shares on a worldwide basis.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.

On April 29, 2008, the Company published a notice as required by Rule 12h-6(h) disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) of the Exchange Act, and on April 29, 2008 submitted a copy of the notice to the Commission under cover of Form 6-K.

B.

On April 29, 2008, the Company issued a press release via Canada News Wire which used its affiliate newswire service PR Newswire to disseminate the notice in the United States.

Item 8.

Prior Form 15 Filers

Not Applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10.

Exhibits

Not applicable.

Item 11.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12(h)-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, El Nino Ventures Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, El Nino Ventures Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EL NINO VENTURES INC.

By:  “Jean Luc Roy”

Name:

 Jean Luc Roy

Title:

President & CEO

Date:

April 30, 2008